Item 77D - Policies with respect to security investment
Credit Suisse Trust - U.S. Equity Flex IV Portfolio

On May 1, 2009, the Portfolio's investment strategy changed to a "flexible 130/30" strategy whereby the Portfolio generally will hold (i) long positions, either directly or through derivatives, in an amount up to approximately 130% of its net assets and (ii) short positions, either directly or through derivatives, in an amount up to approximately 30% of its net assets. The Portfolio will continue to invest in equity securities of U.S. companies. Under the new investment strategy, the Portfolio will seek to outperform the Russell 3000 Index (the "Benchmark"). The Benchmark is designed to measure the performance of the largest 3000 U.S. companies representing approximately 98% of the investable U.S. equity market. The Portfolio will continue to follow quantitative portfolio management techniques rather than a traditional fundamental equity research approach and the Portfolio's portfolio manager will continue to select securities for the Portfolio using the same proprietary quantitative models that it currently employs.